EXHIBIT(e)(12)

Severance Benefit Addendum

This Severance Benefit Addendum (“Addendum”), effective as of [***], to the employment offer letter (“Offer Letter”) dated [***] by and between [***] (“Executive”) and NGM Biopharmaceuticals, Inc. (“NGM” or the “Company”) sets forth the terms of Executive’s severance benefits with the Company. This Addendum forms part of the Offer Letter. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer Letter.

1.

Termination Without Cause or Resignation for Good Reason Following a Change in Control. If, on or within eighteen (18) months after the effective date of a Change in Control (as defined herein), either (i) the Company terminates Executive’s employment without Cause (as defined herein) and other than as a result of Executive’s death or Disability, or (ii) Executive resigns for Good Reason (as defined herein), and provided in any case (a) such termination or resignation constitutes a “separation from service” (within the meaning of Treasury Regulation Section 1.409A-l(h)), (b) Executive signs the Company’s standard form of release within the time period specified by the Company and allows it to become effective in accordance with its terms (but in no event later than sixty (60) days following Executive’s termination or resignation), and (c) Executive complies with Executive’s obligations under Executive’s Proprietary Information Agreement, then the Company shall provide Executive with the following severance benefits:

1.1.

Salary and Benefit Continuation. The Company will pay Executive severance in the form of Base Salary continuation for a six (6) month period following Executive’s last day of employment. These salary continuation payments will be paid on the Company’s regular payroll schedule and subject to standard deductions and withholdings over the applicable period following termination or resignation; provided, however, that no payments will be made prior to the sixtieth (60th) day following Executive’s termination or resignation. On the sixtieth (60th) day following Executive’s termination or resignation date, the Company will pay Executive in a lump sum the salary continuation payments that Executive would have received on or prior to such date under the original schedule but for the delay while waiting for the release deadline, with the balance of the cash severance being paid as originally scheduled. In addition, Executive shall have the right to continue Executive’s health insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) or successor statute and any analogous provisions of applicable state law. Provided that Executive makes a timely and accurate election for continued health insurance coverage (including medical, dental, vision and prescription) under COBRA (or any state law of similar effect), the Company will pay the premiums for such continued coverage for Executive and Executive’s eligible dependents for the first six (6) months of such coverage, or such earlier date as Executive (or Executive’s dependents, as applicable) ceases to be eligible for such continuation coverage (such payment period, the “COBRA Payment Period”).

Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of paying COBRA premiums directly to the carrier on Executive’s behalf, the Company will instead pay Executive on the last day of each remaining month of the COBRA Payment Period a fully taxable cash payment equal to the value of Executive’s monthly COBRA premium for the first month of COBRA coverage, subject to applicable tax withholding (such amount, the “Special Severance Payment”), such Special Severance Payment to be made without regard to Executive’s election of COBRA coverage or payment of COBRA premiums and without regard to Executive’s continued eligibility for COBRA coverage during the COBRA Payment Period. Such Special Severance Payment shall end upon expiration of the COBRA Payment Period.

1.2.

Accelerated Vesting. The Company will accelerate the vesting of the Stock Rights, to the extent then-outstanding and unvested, such that all shares subject to the Stock Rights shall be deemed immediately vested and exercisable as of Executive’s termination or resignation date.

2.

Section 409A Compliance. It is intended that each installment of the severance payments and benefits provided for in this Addendum is a separate “payment” for purposes of Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”). For the avoidance of doubt, it is intended that the severance satisfies, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation 1.409A-l(b)(4) and 1.409A-l(b)(9). Notwithstanding the foregoing, if the Company (or, if applicable, the successor entity thereto) determines that the severance payment provided above upon a separation from service constitute “deferred compensation” under Section 409A and if Executive is a “specified employee” of the Company or any successor entity thereto as of the separation from service, as such term is defined in Section 409A(a)(2)(B)(i) (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the severance (or any portion thereof) shall be delayed as follows: on the earlier to occur of (i) the date that is six (6) months and one (1) day after the date of separation of service or (ii) the date of Executive’s death (such earlier date, the “Delayed Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (A) pay to Executive a lump sum amount equal to the sum of the severance payments that Executive would otherwise have received through the Delayed Initial Payment Date if the commencement of the payment of the severance had not been delayed pursuant to this paragraph and (B) commence paying the balance of the severance in accordance with the payment schedule set forth above.

3.	Definitions. For purposes of this Addendum, the following terms used herein have the definitions set forth below.

3.1.

“Base Salary” means base pay (excluding incentive pay, premium pay, commissions, overtime, bonuses and other forms of variable compensation) as in effect immediately prior to Executive’s termination or resignation triggering benefits under this Addendum, except that base pay shall exclude any reduction that would give rise to Executive’s right to a resignation for Good Reason (if applicable).

3.2.	“Cause” has the meaning ascribed to such term in the Plan.

3.3.	“Change in Control” has the meaning ascribed to such term in the Plan.

3.4.	“Disability” has the meaning ascribed to such term in the Plan.

3.5.

“Good Reason” means: if any of the following actions are taken by the Company or a successor corporation or entity without Executive’s consent, provided that Executive notifies the Company (or successor, as applicable) in writing, within ten (10) days after the occurrence of one of the following actions, that Executive intends to terminate Executive’s employment no earlier than thirty (30) days after providing such notice, and the Company (or successor, as applicable) fails to cure such actions within thirty (30) days after receipt of such notice, and Executive’s resignation is effective not later than (30) days after the Company (or successor, as applicable) fails to cure the issue: (a) a substantial reduction of Executive’s base salary; (b) a material reduction in Executive’s duties; (c) a material breach by the Company (or a successor corporation or entity, if applicable) of any provision of the Offer Letter, including this Addendum; or (d) a relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by greater than fifty (50) miles as compared to Executive’s then-current principal place of employment prior to such relocation (excluding regular travel in the ordinary course of business); provided that (i) if Executive’s principal place of employment is Executive’s personal residence, this clause (d) shall not apply and (ii) if Executive works remotely during any period in which Executive’s regular principal office location is a Company office that is closed, then neither Executive’s relocation to remote work or back to the office from remote work will be considered a relocation of Executive’s principal office location for purposes of this definition.

3.6.	“Plan” means the Company’s Amended and Restated 2018 Equity Incentive Plan, as amended from time to time, or any successor plan thereto.

3.7.

“Stock Rights” means all of Executive’s options, restricted stock, restricted stock units or rights to acquire vested ownership of shares of the Company’s Common Stock under plans, agreements or arrangements that are compensatory in nature, including, without limitation, the Option, the Plan and other agreements between the Company and Executive.